Filed by NYSE Euronext Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Euronext N.V.

For Immediate Release

MEDIA CONTACT |Antoinette Darpy	MEDIA CONTACT |Eric Ryan
+33 1 49 27 53 75	212.656.2411
a.darpy@euronext.com	eryan@nyse.com

Appointment of Directors of Dutch Foundation and U.S. Trust Formed in Conjunction with the Combination of NYSE Group and Euronext

April 5, 2007 -- NYSE Euronext today announced the appointment of Mssrs. Jacques De Larosière de Champfeu, Aarnout A. Loudon and John Shepard Reed as directors of the Stichting NYSE Euronext (the Dutch Foundation) and of Mssrs. Charles K. Gifford, John Shepard Reed and Jacques De Larosière de Champfeu as trustees of NYSE Group Trust I (the U.S. Trust), subject to the completion of all regulatory approvals, including the approval of the Euronext College of Regulators.

The Dutch Foundation and the U.S. Trust, established as part of the creation of NYSE Euronext, will be charged with remedying certain significant and unforeseen effects in the application of U.S. or European regulation and legislation, respectively, outside national borders on issuers and financial service providers or procedures on markets operated by NYSE Euronext subsidiaries. Decisions of the Dutch foundation and US trust will be taken by a majority vote of the directors or trustees, respectively.

Directors’ terms of office are set at three years for the first three mandates and one year for each subsequent renewal. Mandates may be renewed indefinitely.

Director Biographies:
Jacques De Larosière de Champfeu is the Chairman of the Strategic Committee of the French Treasury and Advisor to BNP Paribas. He is a member of the board of France Telecom, a position he has held since 1998, and of the AIG International Advisory Board. Mr. De Larosière became president of the London-based European Bank for Reconstruction and Development in September 1993; he left this position in 1998. Prior to his EBRD service, Mr. De Larosière was Managing Director of the International Monetary Fund (IMF) from June 17, 1978 to January 15, 1987, and Governor of the Banque de France from 1987 to 1993. Jaques De Larosière is a graduate of the Institut d'Etudes Politiques de Paris, and École Nationale d'Administration.

Aarnout A. Loudon was appointed a non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 1997 and was a board member of Royal Dutch until the merger of the company on December 21, 2005. He was a member of the Board of Management of Akzo from 1977 to 1994 (Akzo Nobel as from 1994) and its Chairman from 1982 to 1994. He is former Chairman of the supervisory boards of ABN AMRO Holding N.V. and Akzo Nobel N.V., a member of the International Advisory Board of

Allianz AG, a member of the European Advisory Board of Lehman Brothers Europe Ltd and advisor to Cinven Ltd.

John Shepard Reed served as Chairman and CEO of Citicorp, Citibank, and post-merger, Citigroup. He was born in Chicago, Illinois, and raised in Argentina and Brazil. Mr. Reed led Citicorp through a perilous period in the early 1990s and oversaw its merger with Travelers Group. Mr. Reed served as interim Chairman and CEO of the New York Stock Exchange where he oversaw the restructuring of the corporate governance of the Exchange. Mr. Reed serves on the Board of Directors of Altria Group and is a member of the Corporation of MIT. He earned his undergraduate degrees from Washington and Jefferson College and MIT and his Master's Degree in Management from the MIT Sloan School of Management. He is Chairman and a Trustee of the Center for Advanced Study in the Behavioral Sciences, a Trustee of MDRC and a Fellow of the American Academy of Arts and Sciences and of the American Philosophical Society.

Charles K. Gifford is Chairman Emeritus of Bank of America, where he continues to serve on the Board of Directors. He served as Chairman of Bank of America from April 1, 2004 until his retirement on January 31, 2005. Prior to that, Mr. Gifford was the Chief Executive Officer and Chairman of FleetBoston. Mr. Gifford is a director of CBS Corporation and NSTAR Corporation. He is the chairman of the Boston Plan for Excellence in the Public Schools. He also serves on the boards of several nonprofit organizations, including The Massachusetts General Hospital, Boston Symphony Orchestra, WGBH Public Broadcasting, Junior Achievement, Room To Grow, the Dana Farber Cancer Institute, Dana Farber/Partners Cancer Care, The Boston Red Sox Foundation and the Greater Boston Chamber of Commerce.

About NYSE Euronext
NYSE Euronext, a holding company created by the combination of NYSE Group, Inc. and Euronext N.V., commenced trading on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world’s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. Representing a combined $28.5 trillion/€21.5 trillion total market capitalization of listed companies and average daily trading value of approximately $118.8 billion/€89.9 billion (as of February 28, 2007), NYSE Euronext seeks to provide the highest standards of market quality and integrity, innovative products and services to investors, issuers, and all users of its markets.

About NYSE Group, Inc.
NYSE Group, Inc., a wholly owned subsidiary of NYSE Euronext, operates two securities exchanges: the New York Stock Exchange LLC (the "NYSE") and NYSE Arca, Inc. (formerly known as the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services.

     The NYSE is the world’s largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies’ common stock and other securities. NYSE Arca, the first open, all-electronic stock exchange in the United States, has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca is also an exchange for trading equity options. NYSE Arca’s trading platforms provide customers with fast electronic execution and open, direct and anonymous market access. NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

About Euronext N.V.
Euronext N.V., a subsidiary of NYSE Euronext, has successfully integrated local markets across Europe to provide users with a unified market that is broad, liquid and cost effective. Euronext is the largest central order book cash market in Europe and the second largest derivatives exchange in the world, by value of business traded.
     Following the initial three-way merger of the local exchanges of Amsterdam, Brussels and Paris, Euronext acquired the London-based derivatives market LIFFE and merged with the Portuguese exchange in 2002. Euronext’s unique business model incorporates the individual strengths and assets of each local market and has been implemented on all of Euronext’s markets, covers technological integration, the harmonisation of market rules and the regulatory framework. The implementation of Euronext’s horizontal model designed to generate synergies has proved that the most successful way to merge European exchanges is to apply global vision at a local level. Euronext’s IT integration was completed in 2004, when a four-year migration plan resulted in harmonised IT platforms for cash trading (NSC®) and derivatives (LIFFE CONNECT®). As a result, every market participant now has a single point of access to trading. Euronext’s IT structure was rationalized in 2005 with the creation of Atos Euronext Market Solutions (AEMS), an IT services-related vehicle between Euronext and Atos Origin which is now a leading global provider of technology services to Euronext and other global capital markets.

Cautionary Note Regarding Forward-Looking Statements
Certain statements in this release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and other factors detailed in NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), NYSE Euronext Registration Statement (document de base) filed with the French Autorité des Marchés Financiers (Registered on November 30, 2006 under No. 06-0184), Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext that the projections will prove to be correct. This press release speaks only as of this date. NYSE Euronext disclaims any duty to update the information herein.

Additional Information Regarding the Pending Transaction
     In connection with the pending business combination transaction between NYSE Group and Euronext, NYSE Euronext, has filed a registration statement (“document de base”) with the Autorité des Marchés Financiers (AMF) in France, registered on 30 November, 2006 under number I.06-184, for the purpose of listing its shares on Eurolist by Euronext. NYSE Euronext’s registration statement is available on the websites of the AMF (www.amf-france.org) and Euronext (www.euronext.com) and may be obtained free of charge from Euronext. In addition, in connection with NYSE Euronext’s exchange offer for Euronext shares, NYSE Euronext has filed an offer document (“note d'information”) and Euronext has filed a response document (“note en réponse”) with the AMF in France.

     On January 18, 2007, the AMF cleared the exchange offer and issued visa no. 07-018 on NYSE Euronext’s document and visa no 07-019 on Euronext’s document. On February 14, 2007 NYSE Euronext also filed with the AMF an update on the legal, financial and accounting information concerning NYSE Euronext, which also contains legal, financial and accounting information concerning NYSE Euronext (Holding). On the same date, Euronext filed with the AMF an update on the legal, financial and accounting information concerning Euronext. These offering materials are available on the website of the AMF (www.amf-france.org). The NYSE Euronext exchange offer documents may also be obtained free of charge from the presenting banks, namely Citigroup Global Markets Limited, Société Générale and JPMorgan and Euronext exchange offer documents are available on the website of Euronext (www.euronext.com) and may be obtained free of charge from Euronext. EURONEXT SHAREHOLDERS ARE URGED TO READ THE OFFERING MATERIALS FILED BY NYSE EURONEXT AND EURONEXT WITH THE AMF BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER.

     Also in connection with the business combination transaction between NYSE Group and Euronext, NYSE Euronext has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “Form S-4”) that included a form exchange offer prospectus. The SEC declared the Form S-4 effective on November 27, 2006. On February 16, 2007, NYSE Euronext filed a definitive exchange offer prospectus, dated February 15, 2007 (the “exchange offer prospectus”), meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. No offering of securities to U.S. holders of Euronext shares shall be made except by means of such prospectus. U.S. HOLDERS OF EURONEXT SHARES ARE URGED TO READ THE EXCHANGE OFFER PROSPECTUS BECAUSE THIS DOCUMENT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED EXCHANGE OFFER. Additionally, Euronext and NYSE Group have filed other publicly available relevant documents concerning the proposed transaction with the SEC.

     U.S. Holders of Euronext shares may obtain a free copy of the Form S-4, the exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov.

     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.